

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Via E-mail
Thomas D. DeByle
Chief Financial Officer
Standex International Corporation
11 Keewaydin Drive
Salem, NH 03079

     Re: **Standex International Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2014
              Filed August 27. 2014
              File No. 1-7233

Dear Mr. DeByle:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant